Exhibit 1.01
QIAGEN N.V.
Conflict Minerals Report
For The Reporting Period January 1, 2023 to December 31, 2023

Introduction
This Conflict Minerals Report ("Report") for QIAGEN N.V. ("QIAGEN," the “Company,” or "we" or "us") has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the reporting period from January 1, 2023 to December 31, 2023.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of Rule 13p-1 and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by us; and (iii) for which the manufacture was completed during 2023. For 2023, we determined that Conflict Minerals were necessary to the functionality or production of products that were manufactured or contracted to be manufactured. Therefore, we conducted a reasonable country of origin inquiry ("RCOI") in good faith to determine whether any of the Conflict Minerals in our products originated from Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.

We are committed to responsible sourcing practices to minimize the risk that our sourcing practices support conflict or human rights abuses. We strive to ensure that our quality standards, compliance with laws and regulations as well as environmental and social standards are maintained along the entire value chain of suppliers and partners. We have established procedures to allow interested parties to contact us regarding any concern in the field of human rights and environmental obligations via our compliance reporting procedure detailed at https://www.qiagen.com/us/about-us/compliance/supply-chain. In 2023, suppliers of certain components were asked to sign our supplier code of conduct, which is available on our website. In addition, first-tier suppliers must confirm REACH, RoHS and conflict minerals compliance as appropriate.

Description of the Company’s Products Covered by this Report
We are a leading provider of Sample to Insight solutions that consist of sample and assay kits, known as consumables, automated instrumentation systems and bioinformatics. We do not believe that any Conflict Minerals are necessary to the production or functionality of any of our consumable or bioinformatics solutions. Our automated instrumentation systems standardize sample processing and create seamless workflows to help customers quickly convert biological samples into valuable molecular insights. These instrumentation products, which we collectively refer to as "Covered Products" in this Report and which could contain Conflict Minerals are: nucleic acid extraction systems, PCR instruments for molecular detection or liquid handling, tissue homogenizers, pyrosequencers, and instruments for DNA quality control and RNA quality control.

We conduct due diligence measures annually to determine the presence of Conflict Minerals in our Covered Products and the source of any such Conflict Minerals. Because we do not purchase Conflict Minerals directly from smelters or refineries, we rely on our suppliers to specify to us their Conflict Minerals sources and declare their Conflict Minerals status.

Reasonable Country of Origin Inquiry
We performed a comprehensive analysis of our automation and instrumentation components and to identify suppliers that may source Conflict Minerals for our Covered Products.

We conducted our RCOI in good faith and believe that our inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. In conducting this inquiry, we relied on the direct suppliers’ responses about the source of Conflict Minerals contained in the components supplied to them. These direct suppliers are similarly reliant upon information provided by their own suppliers.

We defined the scope of our RCOI to include all of these direct suppliers. As a result of this process, we identified 153 direct suppliers that we believed could potentially provide materials containing Conflict Minerals. We began Conflict Minerals inquiries of these direct suppliers in the fourth quarter of 2023 using a third-party service provider to conduct a survey utilizing the Conflict Minerals Reporting Template ("CMRT") established by the Responsible Minerals Initiative ("RMI")/Global e-Sustainability Initiative (“GeSI”). We sent a request to each of the direct suppliers to provide information regarding the presence and sourcing of Conflict Minerals used in the Covered Products supplied to us during 2023, including whether the Conflict Minerals were from recycled or scrap sources. An escalation process was initiated with suppliers who continued to be non-responsive after the contacts were made. For the year ended December 31, 2023, we obtained representations from direct suppliers representing 98% of the total dollar value of our purchases in scope that could potentially include materials containing Conflict Minerals during the year.

Due Diligence Program
Based on our RCOI, we were also required to exercise due diligence on the source and chain of custody of the Conflict Minerals in our Covered Products. Our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (“OECD Guidelines”). Key elements of the due diligence plan are listed below:
1.Establish strong management systems for responsible sourcing
We have a cross-functional team including members from our Purchasing, Environmental, Health & Safety, and Legal departments and partnered with a recognized third party professional agency to ensure due diligence procedures are carried out in accordance with OECD guidelines. We require suppliers of certain components to sign our supplier code of conduct. In addition, we have received confirmation of Conflict Minerals compliance from a majority of our first-tier suppliers. We request all suppliers that are within the scope of our Conflict Minerals due diligence to complete a survey based on the CMRT.
2.Identify and assess the risk in the supply chain
We assess supplier risk based upon CMRT responses and, using the third-party database and other information available to us, we identify possible risk patterns in the supplier data.
3.Design and implement a strategy to respond to risks
Due diligence processes include reviewing CMRT responses and asking for clarification, elaboration or corrective actions, if needed. In certain circumstances, if a supplier acknowledges the use of smelters not certified by the RMI, we would assess if replacing the supplier is feasible.
4.Carry out independent third-party audit of smelter(s)/refiner(s) due diligence practices
Because we do not source Conflict Minerals directly from smelters or refiners, we rely on our independent third-party service provider who directly engages with smelters and refiners that are not currently enrolled in the RMI's Responsible Minerals Assurance Process ("RMAP").
5.Report annually on supply chain due diligence
We report the results of our Conflict Minerals due diligence program annually by filing this Report and the accompanying Form SD with the U.S. Securities and Exchange Commission ("SEC"), and by making these materials available on our website at https://corporate.qiagen.com/English/investor-relations/financial-reports-and-sec-filings/other-reports/default.aspx.

The OECD Guidelines are written for the entire mineral supply chain, and therefore our due diligence measures were tailored to include steps appropriate for "downstream" companies such as QIAGEN. As a downstream purchaser of products that potentially contain Conflict Minerals, our due diligence measures can provide only reasonable, and not absolute, assurance regarding the source and chain of custody of the Conflict Minerals used in, or in the manufacture of, our products. Because we do not have direct contractual or other relationships with the mines, smelters and refiners that produce Conflict Minerals, our due diligence program necessarily relies on the data supplied by our direct suppliers. These direct suppliers, in turn, rely on similar information provided within their supply chains to identify the original sources of Conflict Minerals. Accordingly, the results of our due diligence efforts could contain inaccuracies or incomplete information due to this process of collecting the information.

Further, many suppliers report smelter and refiner information at the company level, rather than limiting their responses to smelters and refiners affiliated with specific products included in the request. As a result, some of the smelters and refiners included in this Report as potentially in our supply chain may not, in fact, be associated with our products or their manufacture. In addition, we rely on information collected and provided by independent third-party auditing programs, and these sources of information may yield unreliable, inaccurate or incomplete information due to a variety of factors, including human or other errors or fraudulent actions.

Findings and Conclusions
For the year ended December 31, 2023, 153 direct suppliers were in scope and we obtained representations from these direct suppliers representing 98% of the total dollar value of our purchases in scope that could potentially include materials containing Conflict Minerals during the year. We have not identified any known instances in which our products contain Conflict Minerals sourced directly or indirectly from armed groups in the conflict regions of any Covered Countries.

Our efforts to determine the mine or location of origin of the Conflict Minerals in our Covered Products consisted of the due diligence measures described in this Report. In particular, because independent third party audit programs validate whether sufficient evidence exists regarding country, mine and/or location of origin of the Conflict Minerals that the audited smelter or refiner facilities have processed, we relied on the information made available by such programs for the smelters and refiners in our supply chain. The survey that we sent to suppliers was designed to identify the facilities used to process the Conflict Minerals used in our products. While we have been able to identify certain smelters that we believe are part of our extended supply chain based on our RCOI, our suppliers were unable to represent to us that Conflict Minerals from smelters they listed had actually been included in the components they supplied to us. We have therefore elected not to present the smelter names in this Report.

Based on the RCOI and due diligence efforts and the absence of full supply chain visibility throughout our supply base, we are unable to determine the source of origin of the Conflict Minerals and do not have sufficient information to conclusively determine whether our supply chain is “DRC conflict-free.”

Independent Private Sector Audit
This Report has not been subject to an independent private sector audit as permitted under Rule 13p-1 and SEC guidance.

Risk Mitigation Steps / Continuous Improvement
We are committed to continuing to improve our RCOI and due diligence program through the following steps:
•to work with our suppliers to ensure that smelters and refiners in our supply chain are conflict free;
•to improve survey response rates from suppliers over time; and
•to refine our escalation processes, including reassessment of any supplier that does not timely attain, or that loses, conflict free status.